February 10, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Brinker Capital Destinations Trust: Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A
(File Nos. 333-214364 and 811-23207)

Ladies and Gentlemen:

On behalf of our client, Brinker Capital Destinations Trust (the “Trust”), we are filing Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. Please note that the first pre-effective amendment was filed only to add delaying amendment language to the Trust’s initial registration statement.

Please contact me at (215) 963-4969 should you have any questions or comments.

Sincerely,

/s/ John J. O’Brien
John J. O’Brien, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001